                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*

                               J2 COMMUNICATIONS
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   466254208
                                (CUSIP Number)

                            JOHN C. KIRKLAND, ESQ.
                            Greenberg Traurig, LLP
                       2450 Colorado Avenue, Suite 400E
                        Santa Monica, California 90404
                                (310) 586-7700
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 14, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP NO.  466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only).

      DANIEL S. LAIKIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            167,250

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             167,250

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      167,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP NO.  466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only).

      PAUL SKJODT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            141,050

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             141,050

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      141,050

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP NO.  466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only).

      SAMERIAN. LLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            20,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             20,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.45%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      TIMOTHY S. DURHAM
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            65,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             65,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      65,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.78%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      DIAMOND INVESTMENTS, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(c) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            89,599

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             89,599

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      89,599

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.49%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

--------------------------------------------------------------------------------
CUSIP No. 466254208
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      DW LEASING COMPANY, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,350

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,350

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,350

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

------------------------------------------------------------------------------
CUSIP No. 466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      CHRISTOPHER R. WILLIAMS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          129,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          129,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      129,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.41%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

------------------------------------------------------------------------------
CUSIP No. 466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      HELEN C. WILLIAMS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          60,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          60,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      60,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                              (Amendment No. 15)

------------------------------------------------------------------------------
CUSIP No. 466254208
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      JUDY B. LAIKIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          26,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          26,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      26,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin ("Laikin"), and Paul Skjodt relating to the common shares, no par value (the "Shares"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001 and November 21 is hereby amended to furnish and restate the information set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

     On November 19, 2001, the Issuer issued a press release stating that "it may be delisted by Nasdaq if it does not hold its next annual meeting of shareholders by the end of 2001."

     On November 29, 2001, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating "on November 26, 2001, the Company received notification from NASDAQ stating that the Company no longer satisfied certain quantitative net tangible asset and equity valuation standards required for the continuation of its NASDAQ Small Cap listing. NASDAQ has asked the Company to provide, by December 10, 2001, its specific plan to achieve and sustain compliance with all of the applicable NASDAQ Small Cap Market listing requirements. In light of the Company's current economic condition, and in particular, in light of the non-consummation of the transactions contemplated by the Letter Agreement, the Company does not expect that it will be able to provide a plan that will be acceptable to NASDAQ, although it will continue to discuss the matter with them. Accordingly, the Company expects that NASDAQ will, on or after December 10, 2001, delist the Company's common stock from trading on the NASDAQ Small Cap Market."

     On December 6, 2001, Timothy S. Durham ("Durham") made a written offer to the Board of Directors ("Board") of the Issuer to acquire, on certain terms and conditions, 400,000 newly issued shares of common stock of the Issuer at a purchase price of $5.00 per share for an aggregate purchase price of $2,000,000, in order to assist the Issuer in meeting the quantitative listing requirements of NASDAQ. The offer was not accepted by the Issuer.

     On December 6, 2001, at a meeting of the Board, Laikin brought a motion to immediately notice an annual meeting of shareholders to comply with the NASDAQ requirements. There was no second for the motion, it was not passed, and no annual meeting of shareholders was called.

     Since that time, Registrants have been negotiating with Jimirro and other representatives of the Issuer to agree to call an annual meeting of shareholders forthwith, and attempting to reach an amicable resolution of other issues, which may include the appointment of some Registrants as officers or directors of the Issuer or shared control of the Issuer. However, the Registrants continue to aggressively investigate, consider and pursue other options, which may include seeking to file additional litigation, elect new directors, change control of the Issuer, or take other action the Registrants, or any of them, determine to be appropriate.

     Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on December 11, 2001, Registrants may be deemed to beneficially own, in the aggregate, 717,249 Shares, representing approximately 51.98% of the Issuer's outstanding Shares (based upon the 1,379,816 Shares stated to be outstanding as of October 23, 2001, by the Issuer in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 13, 2001).

(b) Durham has sole voting power and sole dispositive power with regard to 65,900 Shares. Diamond has sole voting power and sole dispositive power with regard to 89,599 Shares. DW Leasing has sole voting power and sole dispositive power with regard to 17,350 Shares.

(c) The following table that sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty (60) days. All such transactions were effected in the open market, and exclude commissions paid.

     Shareholder                 Date                 No. of Shares             Transaction            Price per share
---------------------   ----------------------   ----------------------   ----------------------    ---------------------
Timothy S. Durham               11/30/01                 1,100                       Buy                    $5.54
Timothy S. Durham               11/30/01                   200                       Buy                     5.56
Timothy S. Durham               11/30/01                   800                       Buy                     5.90
Timothy S. Durham               11/30/01                   600                       Buy                     5.88
Timothy S. Durham               11/30/01                   300                       Buy                     5.89
Timothy S. Durham               11/28/01                   400                       Buy                     5.35
Timothy S. Durham               11/28/01                   400                       Buy                     5.60
Timothy S. Durham               11/28/01                   600                       Buy                     5.58
Timothy S. Durham               11/28/01                   300                       Buy                     5.33
Timothy S. Durham               11/28/01                   300                       Buy                     5.14

                                  Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2001


/s/ Daniel S. Laikin
----------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
----------------------------
PAUL SKJODT

SAMERIAN LLP

/s/ Paul Skjodt
-----------------------------
By:  Paul Skjodt
Its: Managing Member


/s/ Timothy S. Durham
-----------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
-----------------------------
By:  Timothy S. Durham
Its: Managing Member


DW LEASING COMPANY, LLC

/s/ Terry Whitesell
-----------------------------
By:  Terry Whitesell
Its: Managing Member


/s/ Christopher R. Williams
-----------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
-----------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
-----------------------------
JUDY B. LAIKIN